Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

STATEMENT ON EBOLA

Eleven CEOs call on the international community to step up the fight against Ebola and welcome President Obama’s statement on additional US military support

London, 8 September 2014 –  Randgold, along with a group of ten other companies operating in West Africa, are concerned about the impact of the Ebola virus on affected countries’ economies and the well-being of their people, which is being compounded by subsequent decisions and actions that affect travel to and trade with the region.

Our companies have made long term commitments to these countries and their people and we intend to honour that commitment.  We have strong ties to hundreds of local communities that depend on our operations. Despite the challenging environment, we are continuing where possible with normal operations, with the health and safety of our employees being the absolute priority at all times.

We have enormous respect for the organisations and selfless individuals working to contain this outbreak and are committed to support them and the governments concerned to bring the epidemic to an end. As a group we are in regular dialogue with governments, NGOs and other task forces involved to support their work.

We also recognise that a larger coordinated global effort is required. The global community has a strong track record in responding to natural disasters such as hurricanes or earthquakes.  We need a similar strength of resolve to tackle an epidemic that has the potential to cause great harm to this region.

We therefore urge the international community to pool its resources and lend support to help reverse the virus and enable these countries to recover as swiftly as possible from dealing with the epidemic. Yesterday’s declaration by President Obama concerning US military support in the region is exactly the type of action that is required.

Furthermore there is a risk the measures being taken to restrict travel to the countries most impacted by the virus will aggravate the growing humanitarian crisis.

Ebola is without doubt a horrific virus. But it is a virus that with the right understanding, precautions and processes in place should be avoidable and containable. That’s why we are calling for the immediate opening of humanitarian and economic corridors to the affected countries and urge the international community to respect the ECOWAS (Economic Community Of West African States) call to lift any travel bans in accordance with the WHO (World Health Organization) recommendation.

Without the support of the international community the situation for these economies, many of whom are only beginning to return to stability after decades of civil war, will be even more catastrophic.

African Mining Services - John Kavanagh, General Manager for African Operations

ArcelorMittal - Lakshmi Mittal, Chairman and CEO

Aureus Mining Inc - David Reading, CEO

Dawnus Group - Bob Jones, Managing Director

Golden Veroleum Liberia - David Rothschild, Director

Hummingbird Resources Plc - Dan Betts, CEO

IAMGOLD Corporation - Stephen J.J. Letwin, President and CEO

London Mining Plc - Graeme Hossie, CEO

MonuRent - Tony Carr, CEO

Newmont Mining Corporation - Gary Goldberg, President and CEO

Randgold Resources - Mark Bristow, CEO

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	SHE & Medical Services Manager Dr Haladou M Manirou +223 66 75 00 85	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forwardlooking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ material ly from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.